Exhibit 1
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FOR IMMEDIATE RELEASE                                               26 JUNE 2007


             WPP GROUP PLC PLANS TO CLOSE $11.75 PER SHARE OFFER TO
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            PURCHASE 24/7 REAL MEDIA SHARES AT MIDNIGHT JUNE 27, 2007
            ---------------------------------------------------------


NEW YORK and LONDON, June 26, 2007 -- WPP Group plc (NASDAQGS:WPPGY - News; LSE:WPP - News; "WPP") announced today that, having received the necessary clearances from regulatory authorities in the United States and Germany relating to the offer, its wholly-owned subsidiary, TS Transaction, Inc., intends to close and purchase all shares of common stock of 24/7 Real Media, Inc. (NASDAQ:TFSM - News; "24/7 Real Media") validly tendered and not withdrawn at the expiration of the tender offer which is scheduled to expire at 12 midnight New York City time at the end of Wednesday, June 27, 2007.

With respect to all shares validly tendered and not withdrawn, WPP intends to pay the offer price of $11.75 per share, in cash, as soon as practicable after the close of the offer. There is no financing condition to the tender offer, which is subject to receipt of at least a majority of 24/7 Real Media's outstanding shares of common stock (calculated on a fully diluted basis in accordance with the terms of the merger agreement).

The tender offer follows a definitive merger agreement signed on May 17, 2007 among WPP Group, TS Transaction and 24/7 Real Media.

The Board of Directors of 24/7 Real Media has unanimously determined that the merger agreement and its related transactions, including the tender offer and the merger, are fair to and in the best interests of 24/7 Real Media and its stockholders, and has recommended that stockholders tender their shares in the tender offer.

About WPP

WPP is one of the world's leading communications services groups. Through its operating companies it provides a comprehensive range of communications services. These services include: advertising; media investment management; information, insight and consultancy; public relations and public affairs; branding and identity, healthcare and specialist communications. The Company employs approximately 100,000 people (including associates) in 2,000 offices in 106 countries, providing communications services to more than 300 of the companies that comprise the Fortune 500, over one half of the companies that comprise the NASDAQ 100 and more than 30 of the companies that comprise the Fortune e-50.

Important Information

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any of 24/7 Real Media's common shares.

This tender offer is being made pursuant to a Tender Offer Statement on Schedule TO (including the Offer to Purchase, the related Letter of Transmittal and other tender offer materials) filed by WPP and TS Transaction with the SEC on May 31, 2007, as amended. These documents contain important information about the tender offer and stockholders of 24/7 Real Media are urged to read them carefully before making any decision regarding tendering their shares.

The Offer to Purchase, the related Letter of Transmittal and certain other offer documents as well as the Solicitation/Recommendation Statement, are available free of charge on the SEC's website (www.sec.gov) or from D.F. King & Co., Inc., the information agent for the tender offer at (888) 605-1958 (toll free). Citibank N.A. is acting as depositary for the tender offer.

Forward-looking Statement

This release includes statements that are, or may be deemed to be, "forward-looking" statements. These forward-looking statements can be identified by the use of forward-looking terminology, including inter alia the terms "believes", "plans", "expects", "may", "will" or "should" or, in each case, their negative or other variations or comparable terminology.

These forward-looking statements include matters that are not historical facts and include statements regarding WPP's intentions, beliefs or current expectations concerning, among other things, WPP's results of operations, financial condition, liquidity, prospects, growth, strategies, the outlook for relevant markets and the proposed acquisition of 24/7 Real Media. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. A number of factors could cause actual results and developments to differ materially from those expressed or implied by the forward-looking statements. Forward-looking statements may and often do differ materially from actual results. Any forward-looking statements in this release reflect WPP's view with respect to future events as of the date of this release and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to WPP's operations, results of operations, growth strategy and liquidity.

Save as required by relevant law or regulation, WPP undertakes no obligation publicly to release the results of any revisions to any forward-looking statements in this release that may occur due to any change in its expectations or to reflect events or circumstances after the date of this release. Information in this release should not be relied upon as a guide to future performance.

Contact:

Feona McEwan, WPP                                          T +44 (0)20 7408 2204
Fran Butera, WPP
www.wpp.com



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